AMEND ITEM 2 ENDORSEMENT

Named Assured					Endorsement Number
MADISON FUNDS TRUST					3
Bond Number		Bond Period			Effective Date of Endorsement
J06102773		12-15-2023	to	12-15-2024	December 15, 2023
Issued By
Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.
This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that Item 2., Single Loss Limits Of Liability – Deductible
Amounts, of the Declarations is deleted and restated as follows:
Item 2. Single Loss Limits Of Liability – Deductible Amounts:
		Insuring Clause	Single Loss Limit Of		Deductible Amount
				Liability
1	.	Dishonesty		$5,000,000	$0
2	.	On Premises		$5,000,000	$500,000
3	.	In Transit		$5,000,000	$500,000
4	.	Forgery Or Alteration		$5,000,000	$500,000
5	.	Extended Forgery		$5,000,000	$500,000
6	.	Counterfeit Money		$5,000,000	$500,000
7	.	Computer System Fraud		$5,000,000	$500,000
8	.	Claims Expense		$10,000	$0
9	.	Audit Expense		$5,000,000	$75,000
10. Uncollected Items Of Deposit				$5,000,000	$500,000
11	.	Voice Initiated Funds Transfer		$5,000,000	$500,000
		Instruction
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured				Endorsement Number
MADISON FUNDS TRUST				2
Bond Number	Bond Period			Effective Date of Endorsement
J06102773	12-15-2023	to	12-15-2024	12-15-2023
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this
Endorsement is/are the other Assured(s) under this Bond.

(2) Schedule of Other Assureds:

Madison Covered Call & Equity Strategy Fund

Madison Funds Trust: Madison Conservative Allocation Fund Madison Moderate Allocation Fund Madison
Aggressive Allocation Fund Madison Tax-Free Virginia Fund Madison Tax-Free National Fund Madison High
Quality Bond Fund Madison Core Bond Fund Madison Diversified Income Fund Madison Covered Call &
Equity Income Fund Madison Dividend Income Fund Madison Investors Fund Madison Mid Cap Fund
Madison Small Cap Fund Madison International Stock Fund Madison Sustainable Equity Fund

Madison ETFs Trust: Madison Mosaic Income Opportunities ETF Madison Short-Term Strategic Income ETF
Madison Aggregate Bond ETF Madison Covered Call ETF Madison Dividend Value ETF

Ultra Series Fund Trust: Conservative Allocation Fund Moderate Allocation Fund Aggressive Allocation Fund
Core Bond Fund Diversified Income Fund Large Cap Growth Fund Mid Cap Fund International Stock Fund
Madison Target Retirement 2020 Fund Madison Target Retirement 2030 Fund Madison Target Retirement
2040 Fund Madison Target Retirement 2050 Fund High Income Fund and Large Cap Value Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.